[letterhead of Willkie Farr & Gallagher LLP]



VIA EDGAR


December 23, 2008


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549
Attn:   Larry Spirgel
        Assistant Director

         Re:      Strayer Education, Inc.
                  Form 10-K for the Fiscal Year ended December 31, 2007 Filed February 14, 2008 (the "2007 Form 10-K")
                  File No. 0-21039
                  ----------------


Dear Mr. Spirgel:

     On behalf of Strayer Education, Inc. ("Strayer"), we respectfully submit below Strayer's response to the comments of the staff (the "Staff") of the Securities and Exchange Commission contained in your letter dated November 25, 2008 to Robert S. Silberman, Strayer's Chairman of the Board and Chief Executive Officer. For your convenience, we have set forth below the Staff's comments in italics, followed by Strayer's response thereto.

Definitive Proxy Statement Incorporated by Reference into Part III
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Compensation Discussion and Analysis, page 11 of Proxy Statement
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Identification and Analysis of 2007 Compensation Programs, page 13 of Proxy
Statement
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1.   We note that you did not disclose the corporate financial targets set by your Board in connection with the annual bonus plan because they are confidential. If you believe that disclosure of corporate financial targets for completed fiscal years is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed targets. General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and

Securities and Exchange Commission
December 23, 2008
Page 2

     Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

     Although we continue to believe that certain corporate financial targets considered by the Compensation Committee should be treated as confidential, as the disclosure of such targets would result in competitive harm to the Company, the principal reason for non-disclosure of such financial targets is that no single financial target is itself material to the Compensation Committee's determination of bonus amounts.

     As discussed in the disclosure incorporated in the 2007 Form 10-K, the bonus determination with respect to our named executive officers is made on a discretionary basis by the Compensation Committee, subject to the further approval of the Board. While the Compensation Committee considers various factors in determining the level of any bonus payable, including the achievement of certain corporate financial targets, ultimately, no one factor is dispositive, or even material, to the determination process. For 2007, the Compensation Committee considered a wide variety of factors in its discretionary determination, including five separate financial targets (revenue, operating margin, EBIT, net income and earnings per share), and numerous other non-financial targets, including targets relating to new campus openings, operations in new states, compliance, regulatory approvals, performance of the Company's online business, increases in corporate and institutional customers, academic improvement measures and other operational performance measures, as well as capital redeployment steps. While the Compensation Committee believes that each of the various targets is itself relevant to its determination of bonus amounts, the achievement of any one target, or for that matter, any particular combination of factors, would not result in a specific bonus amount being paid to the Company's named executive officers.

     Once the Compensation Committee has evaluated the Company's relative performance with respect to each of the targets listed above, to the extent that it believes that such performance warrants bonus amounts to be paid to the named executive officers generally, the Compensation Committee then evaluates each named executive officer's individual performance for the year, and specifically with respect to relative contribution each executive made toward the achievement of the Company goals described above, or to the extent such goals were not achieved, whether any executive disproportionally contributed to such non-achievement. The Compensation Committee generally sets target bonus amounts for Senior Vice Presidents and above at 75% of such executive's base salary, and for Vice Presidents, at 40% of base salary, which the Compensation Committee believes provides a good framework for establishing internal pay equity among its executives, while maintaining the discretion to pay a higher bonus when the Compensation Committee believes either or both corporate or individual performance warrants. As provided in the Summary Compensation Table contained in the 2007 Form 10-K, actual bonus amounts for the named executive officers ranged from approximately 75% of base salary to 120% of base salary, with differences in relative amounts, as discussed above, resulting from an executive's relative contribution to the success of the Company for 2007.

Securities and Exchange Commission
December 23, 2008
Page 3

     With respect to confidential treatment and the possibility of competitive harm, even if any one performance target were deemed to be material, we continue to believe that the disclosure of many these targets would allow the Company's competitors to discern the strategic direction, internal forecasts and key business objectives for both current year and future years. More specifically, because many of the performance targets discussed above relate to specific business lines of the Company and geographical operational results, we believe disclosure of such targets would provide our competitors with a roadmap to our strategic plans and operating objectives, and as such, disclosure of such information would result in substantial competitive harm to the Company. The Company, therefore, believes that such information constitutes "commercial and financial information obtained from a person and privileged or confidential" under the provisions of Section (b)(4) of Rule 80 of the Freedom of Information Act and may be excluded under Instruction 4 to Item 402(b).

2. In future filings, please provide a more detailed discussion of how actual bonus awards and equity awards for each named executive officer were determined for your most recently completed fiscal year. Please compare actual performance during the year against the relevant targets. Also discuss the significance of individual assessments and any other qualitative factors. Tabular disclosure may be helpful. If there are material differences in bonus or equity awards to different named executive officers, your disclosure should explain why.

     As requested, in future filings the Company will provide a more detailed discussion of the Compensation Committee's determination process similar to the discussion provided above with respect to the 2007 bonus determination (modified to reflect any differences in the 2008 determination process). However, as indicated above, given the numerous financial and operational targets that are part of the Compensation Committee's discretionary determination process, the Company does not expect to include any detailed discussion of the specific target amounts; such targets do not reflect the Company's overall decision-making process and are immaterial to an understanding of executive compensation at the Company. The Company will also include a discussion of any material differences in bonus or equity awards among named executive officers, to the extent applicable.

Potential Payments upon Termination or Change in Control, page 20 of Proxy Statement
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3.   In future filings, please quantify the value of the three years of medical benefits and potential gross-up payment to Mr. Silberman. Refer to Regulation S-K Item 402(j), Instructions 1 and 2. If you disagree that you are required to provide this disclosure, please explain to us the reasons why.

     As requested, in future filings we will disclose the value of the three years of medical benefits and potential gross-up payments to Mr. Silberman in connection with a termination of his employment.

4. We note that you cross-reference your Outstanding Equity Awards tables for disclosure of the value that would be realized upon vesting due to a change in control. In future

Securities and Exchange Commission
December 23, 2008
Page 4

     filings, please provide footnote disclosure to the tables so that the value that would have been realized assuming a change in control at year-end is clearly disclosed. Also, define "change in control" for these purposes.

     As requested, in future filings we will add footnotes in our Outstanding Equity Awards tables disclosing the value that would have been realized assuming a change in control at year-end. We will also provide in this section a definition of "change in control" for these purposes.

     Pursuant to your comment letter, on behalf of Strayer, we hereby acknowledge that:

     o Strayer is responsible for the adequacy and accuracy of the disclosure in its 2007 Form 10-K;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Strayer's 2007 Form 10-K; and

     o Strayer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

     Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:  John Harrington
     Paul Fischer
     Robert S. Silberman
     Mark C. Brown
     Gregory Ferenbach